UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:3235-0058
Washington, D.C. 20549	Expires: August 31, 2015
FORM 12b-25	Estimated average burden hours per response ....... 2.50
SEC FILE NUMBER: 000-53732
NOTIFICATION OF LATE FILING	CUSIP NUMBER: 75973A102

(Check one):  ☒     Form 10-K    ☐   Form 20-F    ☐   Form 11-K    ☐   Form 10-Q    ☐   Form 10-D    ☐   Form N-SAR     ☐   Form N-CSR

For Period Ended: September 30, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Renewable Fuel Corp
Full Name of Registrant

N/A
Former Name if Applicable

7251 WEST LAKE MEAD BOULEVARD SUITE 300
Address of Principal Executive Office (Street and Number)

LAS VEGAS, NEVADA 89128
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to a delay in obtaining audit confirmation required to be included in the Company’s 10-K for the fiscal year ended September 30, 2013. In accordance with Rule12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file its Form 10-K no later than the fifteenth day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Van Vliet	1-702	989-8978
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Renewable Fuel Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2013	By:	/s/ William Van Vliet
William Van Vliet
	Title:	Chief Executive Officer

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